SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                             ----------------------

                   QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                                (Name of Issuer)

                             QUILMES INDUSTRIAL S.A.
                   (Translation of Issuer's Name into English)
                             ----------------------

                    CLASS B COMMON SHARES, WITHOUT PAR VALUE

  AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 2 CLASS B COMMON SHARES,
          WITHOUT PAR VALUE, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                             ----------------------
                                    74838Y20
                                 (CUSIP Number)
                             ----------------------

     BENOIT LOORE              GEORGE H. WHITE            PAUL ALAIN FORIERS
       INBEV SA            SULLIVAN & CROMWELL LLP         SANDRINE HIRSCH
   VAARTSTRAAT 94/4           1 NEW FETTER LANE              SIMONT BRAUN
     3000 LEUVEN               LONDON EC4A 1AN          AVENUE LOUISE 149 (20)
       BELGIUM                     ENGLAND                      B-1050
(011) (32) 16 315 870      (011) (44) 20 7959-8900            BRUXELLES
                                                               BELGIUM
                                                        (011) (32) 2 543 70 80

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                             ----------------------
                                 AUGUST 27, 2004
                  (Date of Event to Which This Filing Relates)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         INBEV S.A.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     64.8%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     CO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See
Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         STICHTING INTERBREW
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         THE NETHERLANDS
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     64.8%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     OO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See
Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         EUGENIE PATRI SEBASTIEN S.A.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         LUXEMBOURG
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     64.8%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     CO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See
Item 6 below.

Eugenie Patri Sebastien S.A. disclaims beneficial ownersip of the securities subject to this statement on Schedule 13D.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     64.8%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     HC
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See
Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         BRACO INVESTIMENTOS S.A.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     64.8%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     00
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See
Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         TINSEL INVESTMENTS S.A.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         LUXEMBOURG
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     64.8%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     OO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See
Item 6 below.

CUSIP NO. 74838Y20
--------------------------------------------------------------------------------
         Names of Reporting Persons
         INTERBREW INTERNATIONAL B.V.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         THE NETHERLANDS
--------------------------------------------------------------------------------
                    7      Sole Voting Power
                           0
    Number of       ------------------------------------------------------------
     Shares         8      Shared Voting Power
  Beneficially             33,388,914 CLASS B COMMON SHARES*
  Owned by Each     ------------------------------------------------------------
    Reporting       9      Sole Dispositive Power
   Person with             0
                    ------------------------------------------------------------
                    10     Shared Dispositive Power
                           38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     38,388,914 CLASS B COMMON SHARES*
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     64.8%*
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     OO
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Societe Anonyme. (the "Issuer" or "Quinsa"). On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement (described below) were consummated. Accordingly, BRC S.a.R.L. contributed to Inbev SA, formerly Interbrew S.A. ("InBev"), 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg ("Tinsel Lux"), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), a company incorporated under the laws of the Federative Republic of Brazil ("Braco"), and indirectly owns 98.64% of the capital stock of Empresa de Administracao e Participacoes S.A. - ECAP, a company incorporated under the laws of the Federative Republic of Brazil ("ECAP"). Braco and ECAP, together, hold 8,253,913,260 AmBev common shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC. Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a Interbrew International B.V., a company organized under the laws of the Netherlands and a subsidiary of InBev ("IIBV") in connection with the consummation of the transactions contemplated by the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6.

As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporacao Agreement (described below), InBev holds, directly and indirectly, 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 48% economic interest in AmBev. InBev also shares voting and dispositive power over an additional 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

In addition, BAC has the right to exercise the option described above to sell to AmBev Class A Shares of Quinsa as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement. See
Item 6 below.

ITEM 1.  SECURITY AND ISSUER.

         This Report on Schedule 13D relates to the Class B common shares, without par value (the "Quinsa Class B Shares"), of Quilmes Industrial (Quinsa) Societe Anonyme, a Luxembourg corporation ("Quinsa"). The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts ("ADRs"). The address of Quinsa's principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Schedule 13D is being filed by (i) InBev SA, formerly Interbrew S.A., a corporation (societe anonyme) incorporated under the laws of the Kingdom of Belgium ("InBev"), (ii) Stichting Interbrew, a foundation organized under the laws of the Netherlands (the "Stichting"), (iii) Eugenie Patri Sebastien S.A., formerly Eugenie Patri Sebastien SCA, a corporation (societe anonyme) incorporated under the laws of Grand Duchy of Luxembourg ("EPS"), (iv) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP"), (v) Braco Investimentos S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"), (vi) Tinsel Investments S.A., a corporation incorporated under the laws of the Grand Duchy of Luxembourg ("Tinsel Lux"), and (vii) Interbrew International B.V., a corporation organized under the laws of the Netherlands ("IIBV"). InBev, the Stichting, EPS, ECAP, Braco, Tinsel Lux and IIBV are sometimes referred to herein as the "Reporting Persons". Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their beneficial ownership of the Quinsa Class B Shares.

         InBev is a corporation that is primarily engaged in the brewing business in markets around the world. The address of InBev's principal office (where InBev carries out its principal business) is Vaartstraat 94, B-3000 Leuven, Belgium. The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of InBev and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A-1 to this Schedule 13D.

         The Stichting is a foundation, substantially all the assets of which are 321,712,000 ordinary shares of InBev (approximately 56% of InBev's issued and outstanding capital stock). The address of the Stichting's principal office (where the Stichting carries out its principal business) is Zeemanstraat 13, 3016 CN Rotterdam, The Netherlands. The name, citizenship, business address and present principal occupation or employment of each of the members of the Stichting's Board of Directors and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A-2 to this Schedule 13D.

         EPS is a company established for the purpose of investing in and holding Stichting certificates and InBev ordinary shares. The address of EPS's principal offices (where EPS carries out its principal business) is 5 rue Guillaume Kroll, L-1882 Luxembourg. The name, citizenship, business address and present principal occupation or employment of the directors of EPS are set forth in Annex A-3 to this Schedule 13D.

         ECAP is an investment company, substantially all the assets of which consist of common shares ("AmBev Common Shares") of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"). ECAP owns approximately 17% of the common shares of the AmBev Common Shares. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7th Floor, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A-4 to this Amendment No. 3.

         Braco is a corporation, substantially all the assets of which consist of shares of ECAP and AmBev. Braco owns approximately 99% of the shares of capital stock of ECAP and approximately 18% of the AmBev Common Shares and Tinsel Lux owns 100% of the shares of capital stock of Braco. The address of Braco's principal offices (where Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7th Floor, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of Braco are set forth in Annex A-5 to this Amendment No. 3.

         Tinsel Lux is a corporation, substantially all the assets of which consist of its interest in Braco. Tinsel Lux owns 100% of the interests in Braco and is 100% owned by InBev. The address of Tinsel Lux's principal offices (where Tinsel Lux carries out its principal business) is Cote d'Eich, 73, L-1450 Luxembourg. The name, citizenship, business address and present principal occupation or employment of each of the directors of Tinsel Lux are set forth in Annex A-6 to this Amendment No. 3.

         IIBV is a corporation, substantially all the assets of which consist of interests in AmBev. IIBV owns approximately 33% of AmBev's common shares and is 100% owned by InBev. The address of IIBV's principal offices (where IIBV carries out its principal business) is Ceresstraat 19, 4811 CA Breda, The Netherlands. The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of IIBV are set forth in Annex A-7 to this Amendment No. 3.

         (d), (e). During the last five years, none of the Reporting Persons, or, to the best knowledge of each of the Reporting Persons, any executive officer, director or member, as applicable, of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 3, 2004, BRC S.a.R.L. ("BRC") and various other entities controlled by Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting, EPS, and InBev (the "Contribution and Subscription

Agreement") with respect to the contribution by BRC of all of the issued and outstanding AmBev Common Shares beneficially owned by the SB Group Companies to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev.

         On the same date, AmBev entered into an Incorporacao Agreement (the "Incorporacao Agreement"), with InBev, Labatt Brewing Canada Holding Ltd. ("Mergeco"), a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of InBev, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada ("Labatt"), relating to the merger of Mergeco into AmBev such that Labatt would become an indirect wholly owned subsidiary of AmBev in exchange for the issuance by AmBev to IIBV of 7,866,181 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares.

         On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated. Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Lux, which directly owns 100% of the capital stock of Braco (formerly Tinsel Participacoes Ltda.), and which indirectly owns 98.64% of the capital stock of ECAP. Braco and ECAP, together, hold 8,253,913,260 AmBev Common Shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new InBev ordinary shares to BRC. In accordance with the Contribution and Subscription Agreement and the Interbrew Shareholders Agreement (described below), BRC transferred the 141,712,000 InBev ordinary shares to the Stichting in exchange for Class B certificates of the Stichting, each certificate representing one InBev ordinary share.

         Also on August 27, 2004, the transactions contemplated by the Incorporacao Agreement were consummated. AmBev issued 7,866,181 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares to IIBV and Labatt became an indirect wholly owned subsidiary of AmBev.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) As a result of the consummation of the transactions described above, (i) InBev owns, indirectly, 16,120,095,142 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares, representing a 69% voting interest and 49% economic interest in AmBev; (ii) EPS owns 180,000,000 Stichting certificates, representing 180,000,000 InBev ordinary shares (approximately 31.3% of InBev's issued and outstanding capital stock); and (iii) the Stichting, which is jointly and equally controlled by BRC and EPS, holds 321,712,000 InBev ordinary shares (approximately 56% of InBev's issued and outstanding capital stock).

         In accordance with Brazilian corporate law, InBev (directly or through one of its subsidiaries) will launch a mandatory tender offer (the "tender offer") for all of the remaining outstanding AmBev Common Shares owned by the public. Interbrew expects to launch the tender offer within approximately six months of August 27, 2004. The terms of the tender offer will be subject to the approval of the Comissao de Valores Mobiliarios, or CVM, the Brazilian securities commission. Assuming full acceptance of the tender offer by the public holders of AmBev Common Shares (other than the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a Brazilian foundation ("Fundacao"), which has agreed not to tender its AmBev Common Shares in the tender offer), InBev would hold approximately 84% of the voting interest and approximately 56% of the economic interest in AmBev.

         The information contained in Item 6 below and in the Exhibits to this
Schedule 13D is hereby incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         BRC, which is controlled by Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles (each of whom is a director of InBev and the Stichting), is a party to the Interbrew Shareholders Agreement (described below) which relates to the 321,712,000 ordinary shares of InBev held by the Stichting, representing approximately 56% of the outstanding capital stock of InBev. It is the Reporting Persons' understanding that BRC and Messrs. Lemann, Sicupira and Telles will file a separate statement on Schedule 13D relating to their interests in Quinsa.

         To the knowledge of each of the Reporting Persons, none of the persons listed in Annexes A-1 through A-7, as applicable, hereto own any Quinsa Class B Shares other than as described in this Amendment No. 3.

         (c) On August 11, 2004, BRC agreed to purchase a 0.1% interest in ECAP from one of ECAP's minority shareholders for R$3 million in the aggregate. In connection with the closing of the Interbrew/AmBev transactions on August 27, 2004 and prior to such closing, BRC and Braco agreed that BRC assign to Braco for no additional consideration the right to acquire this ECAP minority interest.

         There were no transactions in the Quinsa Class B Shares that were effected during the past sixty days by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any executive officer, director or member, as applicable, of the Reporting Persons other than those described in the preceding paragraph and Items 3 and 4 above.

         (d) Except as described in this Amendment No. 3, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Quinsa Class B Shares owned by the Reporting Persons.

         The information contained in the Exhibits is hereby incorporated by reference herein and this Item 5 is qualified in its entirety by reference thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Item 4 above and in the Exhibits to this
Schedule 13D is hereby incorporated by reference herein.

         On August 27, 2004, BRC transferred its 141,712,000 InBev ordinary shares to the Stichting in exchange for 141,712,000 Stichting Class B certificates. EPS currently holds 180,000,000 Class A Stichting certificates, representing 180,000,000 InBev ordinary shares. The 321,712,000 InBev ordinary shares held by the Stichting on behalf of BRC and EPS represent approximately 56% of all issued and outstanding InBev ordinary shares.

         As discussed more fully below, the Stichting is a foundation organized under Dutch law which is jointly and equally controlled by BRC and EPS. The Stichting votes all of the InBev ordinary shares held by it at general and extraordinary meetings of InBev and receives all dividends in respect of the InBev ordinary shares held by it for distribution to its certificate holders. The Class A Stichting certificates and Class B Stichting certificates are identical in all material respects.

A. The following are brief summaries of certain agreements among AmBev, BAC and
Quinsa:

         I. The Stock Purchase Agreement.

         Pursuant to a stock purchase agreement dated May 1, 2002 (as amended, the "Stock Purchase Agreement"), between AmBev and BAC, AmBev acquired from BAC 230,920,000 Class A common shares, without par value, of Quinsa (collectively, with any other Class A shares of Quinsa, the "Quinsa Class A Shares") for an aggregate purchase price of US$ 346,380,000. In addition, pursuant to the Stock Purchase Agreement, BAC granted AmBev a call option (the "Call Option") to acquire the remaining 373,520,000 Quinsa Class A Shares held by BAC (the "Remaining Quinsa Shares") in exchange for newly issued shares of AmBev, which Call Option may be exercised by AmBev beginning in April 2009 and in April of each year thereafter, and AmBev has granted BAC a put option (the "Put Option" and, together with the Call Option, the "Options") to sell to AmBev the Remaining Quinsa Shares in exchange for newly issued shares of AmBev, which Put Option may be exercised by BAC beginning in April 2003 and in April of each year thereafter. Furthermore, in the event of a change of control of AmBev, BAC may accelerate and exercise its Put Option immediately, and on or after January 31, 2006, both the Call Option and the Put Option described above will be deemed to have been exercised on the 30th day prior to the consummation of the change of control of AmBev.

         The number of shares of AmBev that would be issued to BAC in the event the Options are exercised will be calculated pursuant to valuation formulas described in Schedule 1.04 to the Stock Purchase Agreement. These formulas are based on Quinsa's and AmBev's "EBITDA", which is defined as the consolidated gross profit minus selling, general and administrative expenses (including direct distribution expenses) plus depreciation and amortization of each of Quinsa and AmBev, adjusted for minority interests in subsidiaries and adjusted on a pro forma basis for acquisitions and dispositions. The formulas will be applied, and the share exchange will be effected, in two stages. In the first stage, AmBev's EBITDA multiple will be determined based on AmBev's enterprise value, defined as AmBev's 90-day weighted share price multiplied by AmBev's total shares outstanding plus consolidated net debt, divided by AmBev's EBITDA for the prior fiscal year. Quinsa's equity value will be determined by applying AmBev's multiple (or a fixed multiple of 8.0 if so elected by BAC) to Quinsa's EBITDA for the prior fiscal year and subtracting Quinsa's consolidated net debt reflected on its most recent balance sheet. The number of AmBev shares to be issued to BAC will be calculated as Quinsa's equity value multiplied by certain discount factors and divided by AmBev's 90-day weighted average share price. In the first stage, 75% of the total number of AmBev shares determined in accordance with the formula will be issued to BAC in exchange for 75% of the Remaining Quinsa Shares.

         The number of AmBev shares issued in the first stage is, however, a preliminary determination of the total number of AmBev shares to be issued to BAC in exchange for the Remaining Quinsa Shares. In the second stage, the actual total number of AmBev shares to be issued in exchange for the total Remaining Quinsa Shares will be determined, subject to the ceiling and floor described below. In the second stage, which will occur one year after the consummation of the first stage, the formulas will be applied in a similar fashion based on Quinsa's and AmBev's EBITDA for the prior two fiscal years, and the final number of AmBev shares to be issued to BAC will be determined, provided that the number of AmBev shares issued to BAC in the second stage will not exceed 66.67% of the shares issued to BAC in the first stage. The number of AmBev shares determined in the second stage (less the shares issued in the first stage), if any, will be issued to BAC in exchange for the balance of the Remaining Quinsa Shares. If the number of AmBev shares determined in the second stage is less than the number of AmBev shares issued in the first stage, the balance of the Remaining Quinsa Shares will be delivered to AmBev, but all the AmBev shares issued to BAC in the first stage will be retained by BAC.

         However, in the event of an accelerated exercise of the Put Option and Call Option in connection with a change of control of AmBev, the first stage and second stage will occur simultaneously and the valuation formulas will be calculated based on Quinsa's and AmBev's EBITDA for the four full fiscal quarters preceding the 30th day prior to the consummation of the change of control.

         In the share exchange, the proportion of AmBev common shares and AmBev preferred shares issued to BAC will be approximately 40% common and 60% preferred.

         Pursuant to the Stock Purchase Agreement, during the period between the first stage and the second stage, AmBev will cause the businesses of Quinsa and its subsidiaries to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted.

         BAC's right to exercise the Put Option has been triggered by the consummation of the transactions contemplated by the Contribution and Subscription Agreement. On July 16, 2004, BAC and AmBev entered into a letter agreement (the "Letter Agreement") to establish certain procedures relating to the exercise of the Put Option, including the establishment of a time frame for BAC's delivery of the notice specifying whether or not BAC will exercise its Put Option. In addition, pursuant to the terms of the Letter Agreement, the parties also agreed that BAC may receive cash or InBev shares in exchange for any AmBev Common Shares it acquires upon exercise of the Put Option should BAC elect to sell such AmBev Common Shares to InBev by exercising its tag-along rights pursuant to the Share Transfer Agreement (described below). The Letter Agreement is attached hereto as an Exhibit and hereby incorporated by reference herein, and this Item 6 is qualified in its entirety by reference thereto.

         II. Registration Rights Agreement.

         Further, pursuant to the Stock Purchase Agreement, BAC and AmBev have entered into a registration rights agreement (the "AmBev Registration Rights Agreement") pursuant to which AmBev has agreed, subject to the terms and conditions contained in the AmBev Registration Rights Agreement (including the exercise of the Options), to grant to BAC and BAC's ultimate beneficial owners, or family members thereof, certain rights to have AmBev register their shares for public sale in the United States to allow for or facilitate the sale and distribution of the shares of AmBev received by them as a result of the consummation of the Options.

         III. Share Pledge Agreement.

         In addition, pursuant to the Stock Purchase Agreement, BAC has agreed not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) or permit any lien to exist on (collectively, "Transfer"), or consent to or permit any Transfer of, any Quinsa Class A Shares or any interest therein, or enter into any contract, option or other arrangement with respect to the Transfer (including any profit sharing or other derivative arrangement) of any of Quinsa Class A Shares or any interest therein, to any person other than its affiliates, family members, AmBev or its designee. In order to ensure delivery of the Remaining Shares free and clear of all liens and encumbrances, BAC, AmBev and Quinsa have entered into a Share Pledge Agreement dated January 31, 2003 (the "Pledge Agreement"), pursuant to which BAC has pledged all 373,520,000 of the Remaining Quinsa Shares as security for the performance of its obligations under the Stock Purchase Agreement.

         IV. Quinsa Shareholders Agreement.

         Pursuant to the Stock Purchase Agreement, AmBev, BAC and Quinsa have entered into a shareholders agreement (the "Quinsa Shareholders Agreement") pursuant to which certain matters relating to the voting, transfer and issuance of Quinsa shares will be governed. Pursuant to the Quinsa Shareholders Agreement, Quinsa has granted to AmBev certain preemptive rights with respect to Quinsa Class B Shares. Pursuant to the terms of the Quinsa Shareholders Agreement and based on AmBev having acquired 12 million Quinsa Class B Shares in addition to the 26,388,914 Quinsa Class B Shares AmBev acquired pursuant to the Share Exchange Agreement dated May 1, 2002, between AmBev and Quinsa (the "Share Exchange Agreement"), if Quinsa at any time proposes to effect a capital increase through the issue of shares, or any right, warrant, option or other security which, directly or indirectly, represents the right to purchase or acquire, or is convertible into or exercisable or exchangeable for, or otherwise represents an interest in ("Rights") any class or series of such shares, BAC and Quinsa will have the right to subscribe for their proportionate percentage of such shares or Rights.

         Pursuant to the Quinsa Shareholders Agreement, Quinsa has agreed not to, directly or indirectly, purchase any shares of capital stock of Quinsa or QIB (collectively, "Third Party Shares") until the earlier of (i) the second anniversary of the date of execution of the Quinsa Shareholders Agreement or
(ii) the date on which AmBev shall
have acquired an aggregate of 12 million Quinsa Class B Shares, in addition to the Quinsa Class A Shares and Quinsa Class B Shares acquired by AmBev pursuant to the Share Exchange Agreement or the Stock Purchase Agreement. Quinsa has the right to purchase the QIB shares held by AmBev and BAC for cash at fair market value, if and when the Quinsa board of directors decides to exercise such right. AmBev acquired the additional 12 million Quinsa Class B Shares during 2003.

         Other than the Quinsa Class A Shares and the 12 million Quinsa Class B Shares that AmBev acquired pursuant to the Stock Purchase Agreement and the Quinsa Shareholders Agreement, pursuant to the Quinsa Shareholders Agreement, AmBev has agreed not to acquire any additional Quinsa Class A Shares, Quinsa Class B Shares or any interest therein.

         In addition, pursuant to the Quinsa Shareholders Agreement, BAC has agreed not to, and not to permit any of its affiliates to, directly or indirectly, sell, or Transfer or permit any lien, mortgage, pledge, security or other interest, charge, covenant, option, claim, restriction or encumbrance of any kind or nature whatsoever ("Lien") to exist on the Remaining Quinsa Shares or any shares of BAC or any Rights in respect of such Remaining Quinsa Shares or shares of BAC, either voluntarily or involuntarily and with or without consideration, except for, in the case of the Remaining Quinsa Shares, Transfers to AmBev and in the case of shares of BAC, Transfers to AmBev or any beneficial owner of shares of BAC on May 1, 2002, or affiliates or family members thereof.

         Pursuant to the Quinsa Shareholders Agreement, except as provided therein, BAC has agreed not to (i) directly or indirectly, purchase or otherwise acquire any Quinsa Class A Shares or Quinsa Class B Shares, (ii) permit any family member of a beneficial owner of shares of BAC (a "Family Member") to, directly or indirectly, purchase or otherwise acquire more than 500,000 Quinsa Class A Shares or more than 500,000 Quinsa Class B Shares and (iii) directly or indirectly, purchase or otherwise acquire, or permit any Family Member to purchase or otherwise acquire, other shares of capital stock of Quinsa (or any interest in, or Rights in respect of, any Quinsa Class A Shares or Quinsa Class B Shares (other than those permitted to be acquired pursuant to clause (ii) above or any other shares) except by way of share dividends or distributions on the Remaining Quinsa Shares or as a result of a Transfer that is not prohibited pursuant to the Quinsa Shareholders Agreement.

         Pursuant to the Quinsa Shareholders Agreement, until the date on which AmBev has issued to BAC all the newly issued shares of AmBev as a result of the consummation of the Options (i) AmBev will not, and will not permit any of its affiliates to, directly or indirectly Transfer or permit the Transfer (to any person other than an affiliate of AmBev) of, any of the Quinsa Class A Shares and Quinsa Class B Shares held by AmBev (including, without limitation the Quinsa Class B Shares issued pursuant to the Share Exchange Agreement) as of January 31, 2003, or (ii) create, assume or suffer to exist any Lien on any of the Quinsa Class A Shares owned by AmBev as of January 31, 2003.

         Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each has the Requisite Percentage (as defined below) each of AmBev and BAC will have the right to nominate 50% of the directors (and their respective alternates) constituting the Quinsa board of directors (the "Quinsa Board") and, in the case of each board of directors of a Quinsa subsidiary ("Subsidiary Board"), 50% of the number of directors (and their respective alternates) that BAC is entitled to nominate under such subsidiary's charter documents or by-laws, any existing shareholders agreement or applicable law. If either AmBev or BAC has less than the Requisite Percentage, then each of AmBev and BAC shall have the right to nominate a number of directors proportionate to their percentage share of the Quinsa Class A Shares, the Quinsa Class B Shares and any other shares of Quinsa having a right to vote at any meeting of shareholders, determined by multiplying their percentage share of the Voting Interest (as defined below) by the number of directors constituting the entire Quinsa Board (or, in the case of any Subsidiary Board, the number of directors BAC is entitled to nominate) and rounding upward or downward to the nearest whole number. "Requisite Percentage" means (a) in the case of AmBev, 40% or more of the aggregate number of votes entitled to be cast at any meeting of Quinsa shareholders by all the Quinsa shares entitled to vote owned by AmBev and BAC ("Voting Interest") and (b) in the case of BAC, 40% or more of the Voting Interest, provided that (i) if BAC's percentage share of the Voting Interest is reduced to less than 50% as a result of the transfer of Remaining Quinsa Shares to AmBev, then BAC shall be deemed not to have the Requisite Percentage and (ii) for purposes of determining whether BAC owns the Requisite Percentage, BAC shall be deemed to own all Remaining Quinsa Shares held by an escrow agent from time to time under an Escrow Agreement dated January 31, 2003 (the "Escrow Agreement"), among BAC, AmBev and The Bank of New York, as escrow agent. Pursuant to the Escrow Agreement, BAC has deposited in escrow 60,000,000 Quinsa Class A Shares with the escrow agent. The escrow agent is required to vote these shares only upon receipt of joint instructions from BAC and AmBev. As of January 31, 2003, AmBev's and BAC's respective percentage share of the Voting Interest is 40.789% and 59.211%. AmBev's acquisition of the additional 12 million Quinsa Class B Shares it was permitted to purchase pursuant to the Quinsa Shareholders Agreement, as described above, did not affect BAC's Requisite Percentage. Upon the consummation of the Options, BAC will cease to have the Requisite Percentage.

         Notwithstanding the foregoing, on such date when AmBev issues to BAC the remaining portion of AmBev shares in exchange for the Remaining Quinsa Shares, all rights of BAC to nominate directors shall terminate immediately, the directors nominated by BAC shall resign effective upon such date and, as promptly as practicable thereafter, including by means of calling a shareholders' meeting, the Quinsa Board and each Subsidiary Board shall be reconstituted to include only directors nominated or approved by AmBev, subject to the rights of any other shareholders under any subsidiary's charter or by-laws or any existing shareholders agreement to nominate directors.

         Pursuant to the Quinsa Shareholders Agreement, for so long as AmBev and BAC each have the Requisite Percentage, each of AmBev and BAC will have the right to elect a Co-Chairman of the Quinsa Board and for so long as AmBev and BAC each have the Requisite Percentage, AmBev and BAC will jointly appoint a Chairman of each Subsidiary Board.

         V. The Share Transfer Agreement and the AmBev Governance Agreement.

         Pursuant to the Stock Purchase Agreement, BAC, Braco, ECAP, Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a foundation organized under the laws of Brazil ("Fundacao") and AmBev are parties to the AmBev Share Transfer Agreement and the AmBev Governance Agreement. Pursuant to the Share Transfer Agreement, among other things, (i) BAC has agreed not to Transfer any common shares of AmBev held by BAC, except for Transfers to affiliates or family members ("Permitted Transferees"), other than in accordance with the provisions of the AmBev Shareholders Agreement, (ii) BAC and its Permitted Transferees have granted Braco and ECAP a right of first refusal on any transfer of common shares of AmBev to third parties, pursuant to which BAC will not Transfer any common shares of AmBev (except to Permitted Transferees) unless BAC or its Permitted Transferees shall have first offered to sell such common shares of AmBev to Braco and ECAP, (iii) Braco and ECAP have granted BAC and its Permitted Transferees tag-along rights pursuant to which BAC and its Permitted Transferees have the right to sell at the same price and on the same terms and conditions as Braco and ECAP in connection with any sale by Braco and ECAP of more than 50% of the AmBev shares held by Braco and ECAP to a third person or any sale of a majority of the outstanding shares of Braco and ECAP,
(iv) BAC and its Permitted Transferees have granted Braco and/or ECAP drag-along rights pursuant to which in the event that Braco or ECAP propose to sell in a bona fide arm's-length sale more that 50% of their common shares of AmBev to any unaffiliated third party, Braco and ECAP have the right to require BAC and its Permitted Transferees to sell to the proposed transferee all or a portion of their common shares of AmBev for the same per share consideration, in the same pro rata portion and on the same terms and conditions as proposed to be received by Braco and ECAP, and (v) AmBev has granted to BAC and its Permitted Transferees the preemptive rights set forth in Article 171 of the Brazilian corporation law. Pursuant to the AmBev Governance Agreement, among other things,
(i) BAC and its Permitted Transferees have the right to nominate a number of directors of AmBev proportionate to their percentage ownership of the total outstanding common shares of AmBev, provided that BAC and its Permitted Transferees have the right to nominate at least one director as long as BAC and its Permitted Transferees continue to own at least 90% of the common shares of AmBev acquired by them pursuant to the Options and (ii) for so long as BAC and its Permitted Transferees have at least 90% of the shares of AmBev acquired pursuant to the consummation of the Options, certain matters will not be approved by the shareholders meeting or the board of directors of AmBev without the vote of BAC.

B. The following are brief summaries of certain agreements among the controlling shareholders of InBev and AmBev.

         I. The Interbrew Shareholders Agreement

         In connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, Rayvax Societe d' Investissements SA ("Rayvax") and the Stichting entered into a shareholders agreement (the "Interbrew Shareholders Agreement"). The Interbrew Shareholders Agreement provides for BRC and EPS to hold their interests in InBev through the Stichting and addresses, among other things, certain matters relating to the governance and management of the Stichting and InBev as well as the transfers of interests in InBev. . Pursuant to the terms of the Interbrew Shareholders Agreement, BRC and EPS jointly and equally exercise control over the Stichting and the Interbrew ordinary shares held by the Stichting. The Stichting is managed by an eight-member board of directors and each of BRC and EPS has the right to appoint four directors to the Stichting board. At least seven of the eight Stichting directors must be present in order to constitute a quorum, and any action to be taken by the Stichting board will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the InBev ordinary shares it holds on behalf of BRC and EPS, including how the Stichting's InBev ordinary shares will be voted at all general and extraordinary shareholder meetings of InBev, are made by the Stichting board. In addition, the Interbrew Shareholders Agreement provides that the board of directors of InBev shall have between 12 and 14 members, four of which are nominated by EPS, four of which are nominated by BRC and four to six of which are independent directors nominated by the Stichting's board.

         The Interbrew Shareholders Agreement requires the Stichting's board to meet prior to each shareholder meeting of InBev to determine how the Stichting's InBev ordinary shares will be voted. In addition, the Interbrew Shareholders Agreement requires InBev's by-laws to require shareholders' approval with a qualified majority of 75% with respect to a number of significant matters affecting InBev, including issuances of stock, mergers, large acquisitions and dispositions and changes in InBev's dividend policy. The Interbrew Shareholders Agreement also provides for InBev's by-laws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of InBev's CEO, ratification of certain transactions with affiliates and any other matter that under Belgian law must be approved by the shareholders.

         The Interbrew Shareholders Agreement also contains procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS. In the event of a deadlock involving any matter which requires the 75% supermajority shareholder approval referred to above, the Interbrew Shareholders Agreement provides for a "buy/sell" procedure by which the party that desires to vote in favor of the particular matter (the "approving party") may require that the other party (the "dissenting party") take one of two actions: the dissenting party must either buy the approving party's Stichting certificates or the dissenting party must sell its Stichting certificates to the approving party, in each case at prices set by the approving party. The "buy/sell" procedure will not be exercisable by either BRC or EPS for the first five years after August 27, 2004 and will also impose a 360-day "cooling off" period before the procedure may be exercised following any deadlock.

         The Interbrew Shareholders Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting certificates and, consequently, their InBev ordinary shares held through the Stichting. EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Class A Stichting certificates (representing 180,000,000 InBev ordinary shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Class B Stichting certificates (representing 141,712,000 InBev ordinary shares). In addition, under the Interbrew Shareholders Agreement, EPS and BRC have agreed not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

         The Interbrew Shareholders Agreement will remain in effect for an initial term of 20 years from the date of closing of the Contribution and Subscription Agreement. Thereafter, the Interbrew Shareholders Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting's organizational documents (Conditions of Administration and By-Laws) and InBev's By-laws, which reflect and implement the agreements contained in the Interbrew Shareholders Agreement, took effect upon the closing of the Contribution and Subscription Agreement.

         II. The Lock-Up Agreement

         In connection with the Contribution and Subscription Agreement, on March 2, 2004, EPS and BRC entered into a lock-up agreement providing for certain restrictions on the transfer by EPS and certain of its affiliates of 72,000,000 InBev ordinary shares that are not held by the Stichting. These transfer restrictions terminate on June 30, 2005. The lock-up agreement also contains an undertaking from EPS and certain affiliates for the benefit of BRC and InBev that, beginning July 1, 2005, they will effect any sales of InBev shares not required to be held by the Stichting pursuant to Interbrew Shareholders Agreement in an orderly manner so as not to disrupt trading in the InBev ordinary shares.

         III. The AmBev Shareholders' Agreement

         The Fundacao, Braco and ECAP are parties to a shareholders' agreement (the "AmBev Shareholders' Agreement"), originally entered into on July 1, 1999, with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the AmBev Shareholders' Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the board of directors of AmBev and its subsidiaries, with Fundacao's representation limited to a maximum of four directors, appointable for so long as Fundacao holds a specified minimum number of AmBev Common Shares. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters will require unanimity.

         Furthermore, the AmBev Shareholders' Agreement also initially contained, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of,
(b) the acquisition of shares of a party whose shares have been subject to seizure, attachment, judicial surety or any other restrictive measure (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the AmBev Shareholders' Agreement, pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (e) the right of first refusal of Fundacao to purchase shares of the other parties, in the event of any proposed transfer by their controlling shareholders.

         The First Amendment to the AmBev Shareholders' Agreement, dated as of March 2, 2004, amended the original AmBev Shareholders' Agreement to, among other things, (i) eliminate the rights of first refusal mentioned in items (a) and (e) of the preceding paragraph, (ii) subject to certain limited exceptions restrict the disposal of shares, directly or indirectly, by the shareholders through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, (iii) terminate the provisions relating to the buy-sell rights of the shareholders, and (iv) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco and ECAP to accelerate the termination of the AmBev Shareholders' Agreement in the event that the current procedure for the election of the members of the Board of Trustees of the Fundacao is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the Fundacao.

         IV The Shareholders' Voting Rights Agreement

         On August 31, 2004, Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd, and Santa Paciencia Ltd. (collectively, the "Parties"), with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global Investments Limited ("S-BR Global"), BR Global Investments Limited ("BR Global"), Braco Management Inc. ("Braco-M"), Rougeval Limited ("Rougeval"), Tinsel Investments Inc. ("Tinsel") and BRC as acknowledging parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-BR Global, BR Global, Braco-M,

Rougeval, Tinsel, BRC, InBev and the Stichting (the "Controlled Companies"). Each of the Parties owns 25% of S-BR Global, which indirectly owns 90.78% of the voting shares and 81.63% of the total capital stock of BRC. Mr. Lemann owns two of the Parties and Mr. Telles and Mr. Sicupira each own one of the Parties. In the Shareholders' Voting Rights Agreement, each of the Parties and Mr. Lemann, Mr. Sicupira and Mr. Telles agreed to exercise their respective influence in the Controlled Companies in full compliance with the terms of the Shareholders' Voting Rights Agreement. The Parties agreed that the Board of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC shall each consist of four members. Each block of voting shares representing 25% of the voting shares of S-BR Global shall entitle its owner(s), at all times, to designate (i) one member of the Board of each of S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC and (ii) 25% of the members of the Board of each of the Stichting and InBev and the respective alternate members that BRC is entitled to nominate. The Parties further agreed that resolutions concerning the Controlled Companies relating to certain issues may only be approved by prior unanimous vote of the Parties. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholders' Voting Rights Agreement also contains, among others, terms and conditions (a) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of the Controlled Companies and (b) prohibiting the pledging of shares of any of the Controlled Companies by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares.

         The parties to the Shareholders' Voting Rights Agreement are also parties to a shareholders' property rights agreement and other covenants (the "Shareholders' Property Rights Agreement") entered into on August 31, 2004. The Shareholders' Property Rights Agreement relates to and regulates the rights and obligations of the parties in connection with the disposition of shares of S-BR Global and other related matters.

         The Stock Purchase Agreement, the Registration Rights Agreement, the Share Pledge Agreement, the Quinsa Shareholders Agreement, the Share Transfer Agreement, the AmBev Governance Agreement, the Interbrew Shareholders Agreement, the Lock-Up Agreement, the AmBev Shareholders' Agreement and the Shareholders' Voting Rights Agreement and the Letter Agreement have been filed as exhibits to this Schedule 13D and are hereby incorporated by reference herein, and this Item 6 is qualified in its entirety by reference thereto.

         In addition to the agreements described above, voting agreements between the Stichting and each of the Fund Voorzitter Verhelst and the Fund Interbrew Baillet Latour (the "Funds"), which combined own 1.36% of the outstanding InBev ordinary shares, provide for consultation between the Stichting and the Funds before any InBev shareholders' meeting regarding the manner in which the parties will exercise the voting rights attached to their InBev ordinary shares. If the parties fail to reach a consensus, the Funds will vote their InBev shares in the same manner as the Stichting.

         Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Quinsa, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

                    ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Description
-----------   -----------


2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

Exhibit No.   Description
-----------   -----------

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit
              2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.1 to the Schedule 13D relating to AmBev filed by InBev, the Stichting and EPS (the "Original Reporting Persons") on March 15, 2004).

2.13          Incorporacao Agreement dated March 3, 2004 among AmBev,
              InBev, Mergeco and Labatt (incorporated by reference to Exhibit 2.2 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.14 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit 2.3 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.15 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to
              Exhibit 2.4 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.16 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to Exhibit 2.5 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.   Description
-----------   -----------

2.17 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.18 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to Exhibit 2.7 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.19          Form of Amended InBev By-laws (incorporated by reference to
              Exhibit 2.8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.20          Form of Amended Stichting By-laws (incorporated by reference to
              Exhibit 2.9 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.21 Form of Amended Stichting Conditions of Administration (incorporated by reference to Exhibit 2.10 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2,
              2004).

2.22          Joint Filing Agreement pursuant to Rule 13d-1(k).

2.23          Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
              Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.24 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.25 Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 25, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by the BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004.

2.26 Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to the Schedule 13D relating to Quinsa filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 2, 2004).

                                    ANNEX A-1

                    EXECUTIVE OFFICERS AND DIRECTORS OF INBEV

                                                                           PRESENT PRINCIPAL
       NAME          CITIZENSHIP         BUSINESS ADDRESS                     OCCUPATION
                                                                             OR EMPLOYMENT
--------------------------------------------------------------------------------------------

Pierre Jean         United States   Vaartstraat 94, B-3000      Chairman of InBev
Everaert                            Leuven, Belgium

Allan Chapin        United States   599 Lexington Avenue, New   Partner of Compass Advisors, LLP
                                    York, NY 10022

Peter Harf          German          Ludwig-Bertram-Str. 8+10;   Chairman and Chief Executive Officer of
                                    D-67059, Ludwigshafen,      Joh. A. Benckiser GmbH
                                    Germany

Arnoud de Pret      Belgian         Rue du Loutrier 65, 1170    Financial Consultant of Multifin
Roose de Calesberg                  Brussels, Belgium

Philippe de         Belgian         Vaartstraat 94, B-3000      Director of InBev
Spoelberch                          Leuven, Belgium

Jean-Luc Dehaene    Belgian         Berkendallaan 52, 1800      Mayor of Vilvoorde, Belgium
                                    Vilvoorde, Belgium

Bernard Hanon       French          Rue de l'Universite 16,     Manager of Hanon Associates (Paris)
                                    75007 Paris, France

Kees Storm          Dutch           Vondellaan 24, 2111 CP      Chairman of the Supervisory Boards of
                                    Amsterdam, Netherlands      Wessanen NV and Laurus NV

Alexandre Van       Belgian         Vaartstraat 94, B-3000      Director of InBev
Damme                               Leuven, Belgium

Remmert Laan        Dutch           121, boulevard Haussmann,   Senior Advisor of Lazard Freres (Paris)
                                    75382 Paris, France

John Brock          United States   Vaartstraat 94, B-3000      Chief Executive Officer of InBev
                                    Leuven, Belgium

Stefan              Belgian         9 West Broad Street,        Zone President Central and Eastern
Descheemaeker                       Stamford CT 06902           Europe at InBev

Stewart Gilliland   United Kingdom  Labatt House, 207 Queen's   Zone President Western Europe at InBev
                                    Quay West, Suite 299,
                                    Toronto, ON M5J IA7,
                                    Canada

Francois Jaclot     French          Vaartstraat 94, B-3000      Chief Financial Officer of InBev
                                    Leuven, Belgium

Patrice Thys        Belgian         Suite 2504 - 06, 25th       Zone President Asia Pacific of InBev
                                    floor, Asia Pacific
                                    Finance Tower, 3 Garden
                                    Road Central, Hong Kong

Peter Vrijsen       Dutch           Vaartstraat 94, B-3000      Chief People Officer of InBev
                                    Leuven, Belgium

                                                                                  PRESENT PRINCIPAL
       NAME          CITIZENSHIP         BUSINESS ADDRESS                         OCCUPATION
                                                                                  OR EMPLOYMENT
----------------------------------------------------------------------------------------------------------------

Andre Weckx         Belgian         Vaartstraat 94, B-3000               Chief Technical Officer of InBev
                                    Leuven, Belgium

Brent Willis        United States   Vaartstraat 94, B-3000               Chief Commercial Officer of InBev
                                    Leuven, Belgium

Jorge Paulo Lemann  Brazilian       Av. Brigadeiro Faria                 Partner of GP Investimentos Ltda;
                                    Lima, 3729 -7(degree)                Director of BRC S.a.R.L.; Director of
                                    andar, CEP 04538-095,                InBev; Director of AmBev
                                    Sao Paulo, SP,
                                    Brazil

Carlos Alberto da   Brazilian       Av. Brigadeiro Faria                 Partner of GP Investimentos Ltda;
Veiga Sicupira                      Lima, 3729 -7(degree)                Director of BRC S.a.R.L.; Director of
                                    andar, CEP 04538-095,                InBev; Director of AmBev
                                    Sao Paulo, SP, Brazil

Marcel Herrmann     Brazilian       Rua Dr. Renato Paes de               Partner of GP Investimentos Ltda;
Telles                              Barros 1017, 04530-001,              Director of BRC S.a.R.L.; Director of
                                    Sao Paulo, SP, Brazil                InBev; Director of AmBev

Roberto Moses       Brazilian       Av. Brigadeiro Faria Lima, 3900,     Partner of GP Investimentos
Thompson Motta                      11(degree) andar, cj. 1101, CEP      Ltda.; Director of BRC S.a.R.L.;
                                    04538-132, Sao Paulo, SP, Brazil     Director of InBev

                                    ANNEX A-2

                        DIRECTORS OF THE STICHTING BOARD

                                                                                PRESENT PRINCIPAL
       NAME           CITIZENSHIP              BUSINESS ADDRESS                     OCCUPATION
                                                                                   OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Jorge Paulo Lemann      Brazilian      Av. Brigadeiro Faria Lima, 3729      Partner of GP Investimentos
                                       -7(degree) andar, CEP 04538-095,     Ltda; Director of BRC
                                       Sao Paulo, SP, Brazil                S.a.R.L.; Director of InBev;
                                                                            Director of AmBev

Carlos Alberto da       Brazilian      Av. Brigadeiro Faria Lima, 3729      Partner of GP Investimentos
Veiga Sicupira                         -7(degree) andar, CEP 04538-095,     Ltda; Director of BRC
                                       Sao Paulo, SP, Brazil                S.a.R.L.; Director of InBev;
                                                                            Director of AmBev

Marcel Herrmann Telles  Brazilian      Rua Dr. Renato Paes de Barros        Partner of GP Investimentos
                                       1017, 04530-001, , Sao Paulo, SP,    Ltda; Director of BRC
                                       Brazil                               S.a.R.L.; Director of InBev;
                                                                            Director of AmBev

Roberto Moses           Brazilian      Av. Brigadeiro Faria Lima, 3900,     Partner of GP Investimentos
Thompson Motta                         11(degree) andar, cj. 1101, CEP      Ltda.; Director of BRC S.a.R.L.;
                                       04538-132, Sao Paulo, SP, Brazil     Director of InBev

Arnoud de Pret Roose    Belgian        Rue du Loutrier 65, 1170 Brussels,   Financial Consultant of
de Calesberg                           Belgium                              Multifin

Philippe de Spoelberch  Belgian        Vaartstraat 94, B-3000 Leuven,       Director of InBev
                                       Belgium

Alexandre Van Damme     Belgian        Vaartstraat 94, B-3000 Leuven,       Director of InBev
                                       Belgium

Allan Chapin            United States  599 Lexington Avenue, New York, NY   Partner of Compass
                                       10022                                Advisors, LLP

                                    ANNEX A-3

                                DIRECTORS OF EPS

                                                                                PRESENT PRINCIPAL
       NAME           CITIZENSHIP              BUSINESS ADDRESS                     OCCUPATION
                                                                                   OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Frederic de Mevius      Belgian        Place Flagey 18, 1050 Brussels,      Managing Director of
                                       Belgium                              Verlinvest

Charles Adriaenssen     Belgian        Voordestraat 50, B-1851 Humbeck,     Consultant and Company
                                       Belgium                              Director

Arnoud de Pret Roose    Belgian        Rue du Loutrier 65, 1170 Brussels,   Financial Consultant of
de Calesberg                           Belgium                              Multifin

Philippe de Spoelberch  Belgian        Vaartstraat 94, B-3000 Leuven,       Director of InBev
                                       Belgium

Gregoire de Spoelberch  Belgian        Lunch Gardens, Genevestraat 10 b1,   Company Director
                                       B-1140 Brussels, Belgium

Alexandre Van Damme     Belgian        Vaartstraat 94, B-3000 Leuven,       Director of InBev
                                       Belgium

Comtesse Edwine van     Belgian        Strada di Castagnola 7, 05036        Director of EPS
der Straten Ponthoz                    Narni Scalo, Italy

Pascal Minne            Belgian        Place Sainte-Gudule 19, B-1000       Managing Director of
                                       Brussels, Belgium                    Petercam

Corrado Pinzio-Biroli   Italian        Rue de la Loi 200, B-1049            Head of Cabinet,
                                       Brussels, Belgium                    European Commission

Allan Chapin            United States  599 Lexington Avenue, New York,      Partner of Compass
                                       NY 10022                             Advisors, LLP

                                    ANNEX A-4

                    EXECUTIVE OFFICERS AND DIRECTORS OF ECAP

                                                                                PRESENT PRINCIPAL
       NAME           CITIZENSHIP              BUSINESS ADDRESS                     OCCUPATION
                                                                                   OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Catherine Noirfalisse   Belgian        Piazza Francesco Buffoni, 3          Human Resources & Legal
                                       21013 Gallarate - Varese             Director of Interbrew
                                       Italia                               Italia

Pierre Winand           Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Planning &
                                       Belgium                              Control of InBev

Marc Gallet             Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Treasury
                                       Belgium                              and Risk Management of
                                                                            InBev

Yves Lefebure           Belgian        Vaartstraat 94, B-3000 Leuven,       Deputy Corporate General
                                       Belgium                              Counsel of InBev

Carlos Jose Rolim de    Brazilian      Rua Da Consolacao 247, 03101-903     Partner with Machado,
Mello                                  Sao Paulo, Brazil                    Meyer, Sendacz e Opice
                                                                            Advogados

Jose Roberto Opice      Brazilian      Rua Da Consolacao 247, 03101-903     Partner with Machado,
                                       Sao Paulo, Brazil                    Meyer, Sendacz e Opice
                                                                            Advogados

                                    ANNEX A-5

                    EXECUTIVE OFFICERS AND DIRECTORS OF BRACO

                                                                                PRESENT PRINCIPAL
       NAME           CITIZENSHIP              BUSINESS ADDRESS                     OCCUPATION
                                                                                   OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Catherine Noirfalisse   Belgian        Piazza Francesco Buffoni, 3          Human Resources & Legal
                                       21013 Gallarate - Varese             Director of Interbrew
                                       Italia                               Italia

Pierre Winand           Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Planning &
                                       Belgium                              Control of InBev

Marc Gallet             Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Treasury
                                       Belgium                              and Risk Management of
                                                                            InBev

Yves Lefebure           Belgian        Vaartstraat 94, B-3000 Leuven,       Deputy Corporate General
                                       Belgium                              Counsel of InBev

Carlos Jose Rolim de    Brazilian      Rua Da Consolacao 247, 03101-903     Partner with Machado,
Mello                                  Sao Paulo, Brazil                    Meyer, Sendacz e Opice
                                                                            Advogados

Jose Roberto Opice      Brazilian      Rua Da Consolacao 247, 03101-903     Partner with Machado,
                                       Sao Paulo, Brazil                    Meyer, Sendacz e Opice
                                                                            Advogados

                                    ANNEX A-6

                             DIRECTORS OF TINSEL LUX

                                                                                PRESENT PRINCIPAL
       NAME           CITIZENSHIP              BUSINESS ADDRESS                     OCCUPATION
                                                                                   OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Jean Louis Van de       Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Tax of
Perre                                  Belgium                              InBev

Benoit Loore            Belgian        Vaartstraat 94, B-3000 Leuven,       Legal Director of InBev
                                       Belgium

Eddy Wauters            Belgian        5, Parc d Activite Syrdall, 5365     Corporate Treasurer and
                                       Munsbach, Luxembourg                 Director of Brandbrew SA

                                    ANNEX A-7

                    EXECUTIVE OFFICERS AND DIRECTORS OF IIBV

                                                                                PRESENT PRINCIPAL
       NAME           CITIZENSHIP              BUSINESS ADDRESS                     OCCUPATION
                                                                                   OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Myriam Beatove y        Spanish        Vaartstraat 94, 3000 Leuven,         Director, Parent Companies
Calvera                                Belgium                              for InBev

Philip Goris            Belgian        Vaartstraat 94, 3000 Leuven,         Corporate Tax Director for
                                       Belgium                              InBev

Jan Van Erve            Dutch          Ceresstraat 19, 4811 CA Breda, the   Director and Financial
                                       Netherlands                          Manager for IIBV

Henk Ribbers            Dutch          Ceresstraat 19, 4811 CA Breda, the   Legal Advisor to IIBV
                                       Netherlands

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                            INBEV SA


                                            by    /s/ John Brock
                                              ----------------------------------
                                            Name:  John Brock
                                            Title: Chief Executive Officer


                                            by   /s/ Francois Jaclot
                                              ----------------------------------
                                            Name:  Francois Jaclot
                                            Title: Chief Financial Officer

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                            STICHTING INTERBREW


                                            by  /s/ Roberto Moses Thompson Motta
                                              ----------------------------------
                                            Name:  Roberto Moses Thompson Motta
                                            Title: Member of the Board


                                            by  /s/ Phillippe de Spoelberch
                                              ----------------------------------
                                            Name:  Phillippe de Spoelberch
                                            Title: Member of the Board

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                            EUGENIE PATRI SEBASTIEN S.A.


                                            by  /s/ Phillippe de Spoelberch
                                              ----------------------------------
                                            Name:   Phillippe de Spoelberch
                                            Title:  Director


                                            by  /s/ Arnoud de Pret
                                              ----------------------------------
                                            Name:   Arnoud de Pret
                                            Title:  Director


                                            by  /s/ Alexandre Van Damme
                                              ----------------------------------
                                            Name:   Alexandre Van Damme
                                            Title:  Director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                            EMPRESA DE ADMINISTRACAO E
                                            PARTICIPACOES S.A. - ECAP


                                            by  /s/ Jose Roberto Opice
                                              ----------------------------------
                                            Name:  Jose Roberto Opice
                                            Title: Officer


                                            by  /s/ Carlos Jose Rolim de Mello
                                              ----------------------------------
                                            Name:  Carlos Jose Rolim de Mello
                                            Title: Officer

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                            BRACO INVESTIMENTOS S.A.


                                            by  /s/ Jose Roberto Opice
                                              ----------------------------------
                                            Name:  Jose Roberto Opice
                                            Title: Officer


                                            by  /s/ Carlos Jose Rolim de Mello
                                              ----------------------------------
                                            Name:  Carlos Jose Rolim de Mello
                                            Title: Officer

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                            TINSEL INVESTMENTS S.A.


                                            by    /s/ Benoit Loore
                                              ----------------------------------
                                            Name:   Benoit Loore
                                            Title:  Director


                                            by    /s/ Jean Louis Van de Perre
                                              ----------------------------------
                                            Name:   Jean Louis Van de Perre
                                            Title:  Director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                            INTERBREW INTERNATIONAL B.V.


                                            by   /s/ Myriam Beatove y Calvera
                                              ----------------------------------
                                            Name:   Myriam Beatove y Calvera
                                            Title:  Director


                                            by   /s/ Philip Goris
                                              ----------------------------------
                                            Name:   Philip Goris
                                            Title:  Director

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------


2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

Exhibit No.   Description
-----------   -----------

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit
              2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.1 to the Schedule 13D relating to AmBev filed by InBev, the Stichting and EPS (the "Original Reporting Persons") on March 15, 2004).

2.13          Incorporacao Agreement dated March 3, 2004 among AmBev,
              InBev, Mergeco and Labatt (incorporated by reference to Exhibit 2.2 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.14 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit 2.3 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.15 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to
              Exhibit 2.4 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.16 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to Exhibit 2.5 to the Schedule 13D relating to AmBev filed by the Original Exhibit 2.5 to Reporting Persons on March 15, 2004).

Exhibit No.   Description
-----------   -----------

2.17 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.18 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to Exhibit 2.7 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.19          Form of Amended InBev By-laws (incorporated by reference to
              Exhibit 2.8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.20          Form of Amended Stichting By-laws (incorporated by reference to
              Exhibit 2.9 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.21 Form of Amended Stichting Conditions of Administration (incorporated by reference to Exhibit 2.10 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2,
              2004).

2.22          Joint Filing Agreement pursuant to Rule 13d-1(k).

2.23          Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
              Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.24 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.25 Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 25, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by the BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004.

2.26 Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to the Schedule 13D relating to Quinsa filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 2, 2004).